838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710
News Release	No. 20-415 June 15, 2020

Platinum Group Metals Ltd. Received Notice That Impala Platinum Will Not Exercise Option

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" or the "Company") reports that this morning Impala Platinum Holdings Ltd. ("Implats") has given formal notice that it does not intend to exercise its option to purchase and earn into a 50.01% interest in the Waterberg Project.  Implats stated that "notwithstanding the positive progress achieved on the Call Period Program to date, and the strategic alignment between the Waterberg asset and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic has necessitated Implats management and Board to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite across the Group in the short, medium and long term".

Implats indicates that work on a 55 Million Rand Call Period Program, funded by them, has made positive progress, and will continue to be funded by them to completion in August.  They also indicate they intend to continue discussions in good faith on potential smelter off-take arrangements for the project.  Implats is a 15% shareholder in Waterberg JV Resources Pty Ltd. ("Waterberg JV Co."), the project joint venture company.  Implats reiterated their support of both the Waterberg project and the JV Partners and plans to remain an active participant, including funding of their share of costs, subject to future considerations.  Implats will not receive credit at the joint venture level for the funded 55 million Rand budget as set out in the joint venture agreements.

Platinum Group holds a 50.2% interest in Waterberg JV Co. directly and indirectly and is the manager of the project.  Under the joint venture agreements Implats had until 90 days after the grant of a Mining Right to decide on their option.  The Company has recently received interest in the Waterberg Project for funding and strategic off-take from other interested parties.  These discussions will continue while the Call Period Program and mining right application work are ongoing.

The Company announced a non-brokered private placement on June 2, 2020.  Closing of this private placement has been postponed as a result of this news from Implats.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium, platinum, gold and rhodium ("PGM") deposit located in South Africa.  An Independent Definitive Feasibility Study for the Waterberg Project was approved by Waterberg JV Co. on December 5, 2019.

The Waterberg Project was discovered by Platinum Group and is being jointly advanced with the shareholders of Waterberg JV Co., being Platinum Group, Implats, Japan Oil, Gas and Metals National Corporation, Hanwa Co. Ltd. and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo").

PLATINUM GROUP METALS LTD.	…2

On behalf of the Board of

Platinum Group Metals Ltd.

R. Michael Jones

President and CEO

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding Implats' non-exercise of its purchase and development option for Waterberg JV Co., potential smelter off-take arrangements for the project, continued funding and completion of the Call Period Budget, potential alternative project funding and strategic off-take arrangements, and the Company's private placement. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the 2019 Sprott Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD.	…3

Estimates of mineralization and other technical information included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.